Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the consolidated financial condition and results of operations of Mamma.com Inc. (formerly Intasys Corporation) for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in the light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 28 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated May 13, 2005.

Business overview

Mamma.com provides information retrieval on the Internet through its metasearch engine, Mamma.com, “The Mother of All Search Engines”®. The Company also provides advertising solutions to online advertisers through keyword search listings, numerous sizes of graphic ad units and email advertising. The ad solutions are distributed on a publisher network maintained by Mamma.com Inc. The Company provides three types of revenues: Search advertising, Graphic advertising and E-mail advertising from customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units are priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

E-mail advertising services are priced on a CPM (Cost-Per-Thousand) or CPA (Cost-Per-Lead) basis. Advertiser messages are distributed to selected consumer or business email lists We also partner with other list owners.

Mamma Media Solutions™ Publisher Network has over 4,400 publishers (combined search and graphic ad publishers).

Search

Approximately 61% of Mamma.com Inc.’s revenues come from our search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results (and is identified as a sponsored result). The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own property because no payout costs are associated.

Ad Network

Approximately 33% of our revenues come from our Ad Network business. The revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and can target them through our network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 5,000 small to medium sized web sites that subscribe to our service (through an on-line or direct representation contract) and give us access to their advertising inventory on their property. Mamma.com Inc. recruits publishers through a direct sales force and through on-line initiatives. Publishers receive payouts for campaigns published on their websites; these payouts represent a percentage of the revenues generated from these campaigns.

E-mail advertising services

Approximately 6% of our revenues come from our e-mail advertising service business. The revenue model is either CPM based (cost per one thousand impressions published) or CPA based (cost per valid leads to our advertisers). The business model is based on performing e-mail drops of our advertisers products based on our business or consumer e-mails lists. The lists can target a specific niche or have a broad scope approach. All of our lists are 100% opt-in. Businesses and consumers must sign-in through our website in order to receive our client’s offer. We also partner with other list owners where we exclusively assist with marketing and managing data that has been compiled through an extensive opt-in process.

Trends of the industry have been released in recent publications such as:

1.	US Online Advertising Spending is expected to increase by 85% over the next 4 years increasing from $9.4 billion (projected 2004) to $17.4 billion in 2008 (eMarketer, November 2004)

2.

Search advertising increased 55% from 2003 to 2004 from $2.5 billion to $3.9 billion and Graphic advertising increased 10% from 2003 to 2004 from $1.5 billion to $1.7 billion (eMarketer, November 2004)

3.	Search industry will reach $13.7 billion by 2007. US Bancorp Piper Jaffray Senior Analyst, Safa Rashtchy (US Bancorp Piper Jaffray, November 2004)

Recent events

Functional currency

During the first quarter of 2004, due to a significant increase in the generation of cash flows from sales in United States dollars and an increasing amount of United States dollar denominated costs as a percentage of overall costs, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises Inc., had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which has been applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises Inc. which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the consolidated statement of operations.

Prior to this change, the functional currency of Mamma.com Enterprises Inc. was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises Inc. were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 are the historical basis for those items in subsequent periods.

Informal SEC inquiry to formal investigation

On March 18, 2004 the United States Securities and Exchange Commission (“SEC”) notified the Company that the SEC had begun an informal inquiry relating to trading activity in the Company’s securities. During March of 2004 trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. The Company has cooperated completely with the SEC’s informal investigation, including instructing its current directors, officers and former independent auditors to do so as well.

The SEC has since issued a formal order of investigation in this matter. As a part of its investigation, the Company believes the SEC may consider matters related to trading in the Company’s securities and whether an individual and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. (See “Special Investigation of Independent Committee” below.) The Company also believes that the Commission staff may consider matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time and the Company may be unaware of matters under consideration by the SEC. The Company intends to continue cooperating with the SEC in its investigation.

Purported Securities Class Action Lawsuits

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. All of these lawsuits may be consolidated for pretrial. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously.

Special Investigation of Independent Committee

Following press reports in January 2005 and in response to recommendations made by the Company’s former independent auditor, the Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee with independent legal counsel to investigate the allegations in the press reports. Those press reports claimed that Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Corporation during such period.

Wind-up of Mamma.com Enterprises Inc.

On May 31, 2004, the wholly owned subsidiary, Mamma.com Enterprises Inc. was wound up into the Company. The wind-up will allow the Company to use carry forward tax losses.

Business combination

On June 10, 2004, the Company acquired the business of Digital Arrow LLC and High Performance Broadcasting, Inc. (“Digital Arrow”) in Florida, privately held marketing companies that are engaged in the distribution of on-line, opt-in e-mail marketing solutions via the Internet. In that acquisition, the Company’s wholly owned subsidiary, Mamma.com USA, Inc., entered into a Securities Purchase Agreement with Digital Arrow and their equity holders, pursuant to which Mamma.com USA, Inc. acquired all equity interests in Digital Arrow. The consideration for the acquisition consisted of $1,264,210 in cash and 90,000 of the Company’s common shares.

In the fourth quarter, due to the performance of Digital Arrow since the acquisition, the Company reviewed the estimated useful lives of its related intangible assets and reduced them from five to four years.

In the fourth quarter, the Company changed the fair value of its shares issued to owners of Digital Arrow from $11.60, as originally set, to $8.23 per share and eliminated its future income tax liability related to the acquisition. These adjustments reduced the related goodwill by $397,439. The value of the shares at $8.23 has been determined using the average closing price of the Company’s common stock for five days before and five days after March 3, 2004, the date the significant terms and conditions of the transaction were agreed to and publicly announced.

Since June 1, 2004, the operations of this newly acquired business were consolidated into the Company’s results. Digital Arrow is located in Delray Beach, Florida.

No significant integration costs were incurred.

Normal Course Issuer Bid

On September 7, 2004, the Company filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid, to repurchase up to a maximum of 600,000 common shares, representing less than 5% of the issued and outstanding common shares of the Company. According to the Notice, the normal course issuer bid is scheduled to take place over a twelve-month period ending on the 7th day of September 2005. The Company had not purchased any of its outstanding shares as of May 13, 2005. The Company reserves the right to discontinue the normal course issuer bid at any time.

Granting and cancellation of stock options

On November 2, 2004, Mamma.com granted to Officers and Members of the Board of the Company under the Company’s stock option plan, 295,000 stock options at an exercise price of $7.08. The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: expected option life 4 years, volatility 88%, risk-free interest rate 3.70% and dividend yield nil. For the year ended December 31, 2004, general and administration expenses include $138,395 of stock-based compensation costs relating to these stock options.

On February 2, 2005, the Officers and Members of the Board of Directors of Mamma.com to whom the above-mentioned stock options had been granted, waived and renounced any and all rights that each had or may have had on the options. Consequently, the options were cancelled as of that date. The stock-based compensation costs recorded as of December 31, 2004 pertaining to these options will be reversed in the first quarter of 2005.

On February 16, 2005, 94,996 options were granted to the Company’s officers and employees vesting over a three and four year period.

Copernic Technologies Inc.

On November 25, 2004, the Company announced the execution of a letter of intent to acquire Copernic Technologies Inc. (“Copernic”). On April 14, 2005, Copernic advised the Company that it had decided not to pursue the sale transaction. The Company, which had expected to sign definitive agreements and close before May 31, 2005, may be entitled to break fees under the letter of intent of up to $1.5 million and other relief may be available.

Late filing of 2004 Audited Financial Statements

On February 16, 2005, the Company announced that PricewaterhouseCoopers LLP would be unable to act as the Company’s independent auditor in connection with the audit of its 2004 annual consolidated financial statements. On March 18, 2005, the Company announced that it had retained RSM Richter LLP as its new auditor. As a result of this change of auditor, the audit was delayed and the Company advised investors that the filing of its annual financial statements would likely be delayed. On March 31, 2005, the Company confirmed that the filing of its financial statements for the year ended December 31, 2004 would be delayed. On April 14, 2005, the Company announced that it would not file its interim financial statements for the first quarter of 2005 until it had filed its annual financial statements for 2004, which would be on or before May 31, 2005.

As a result of its failure to file the Annual Financial Statements on or before March 31, 2005, the Ontario Securities Commission, consistent with Ontario Securities laws, has imposed a cease trade order affecting directors, officers and insiders of the Issuer (a management cease trade order). The Company had, prior to March 31, 2005, advised directors and officers, in accordance with the Company’s insider trading policy, that they were subject to a blackout period with respect to trading in securities of the Company until such time as all regulatory filings have been made.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its board of directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on recent acquisitions, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenue, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company’s reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on the Digital Arrow acquisition

The acquisition of Digital Arrow made on June 10, 2004 resulted in intangible assets totalling $1,442,831 and goodwill of $556,196. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If any of these estimates change, the results could be materially different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair values of the warrants have been determined using the Black-Scholes pricing model. Management used estimates such as volatility, expected life of warrants and risk free rate.

Revenue recognition

Search advertising, graphic advertising and e-mail advertising revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising, graphic advertising and e-mail advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent accounting changes

a)    For changes affecting 2003

Stock-based compensation and other stock-based payments

During the fourth quarter of 2003, the Company adopted, retroactive to January 1, 2003, the fair value method of accounting for stock options granted to employees. Under this method, the fair value of options granted to employees is charged to expense over the future vesting period. In accordance with the transitional provisions of the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, the Company has elected to apply this new method prospectively to options granted to employees on or after January 1, 2003. Consequently, prior period financial statements have not been restated; however, the Company continues to provide pro forma disclosures for these prior years as if the fair value method of accounting had been applied.

Impairment of long-lived assets

CICA Handbook section 3063, “Impairment of Long-Lived Assets”, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, “Property, Plant and Equipment”. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

Disposal of Long-Lived Assets and Discontinued Operations

CICA Handbook section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, “Discontinued Operations” and Section 3061, “Property, Plant and Equipment”. The Section provides criteria for classifying assets as held for sale to be measured at the lower of carrying value and fair value less costs to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The adoption of this section did not have a significant impact on the financial statements.

b)     For changes affecting 2004

Asset Retirement Obligations

CICA Handbook section 3110, “Asset Retirement Obligations”, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this section did not have a significant impact on the financial statements.

c)    Future Accounting Changes

Consolidation of Variable Interest Entities

CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline will not have a significant impact on our financial statements.

Financial Instruments

On April 1, 2005, the CICA issued three new Handbook sections: Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. These new sections apply to fiscal years beginning on or after October 1, 2006 with earlier adoption permitted as of the beginning of a fiscal year ending on or after December 31, 2004.

Section 3855 “Financial Instruments – Recognition and Measurement” requires all financial instruments to be classified as either Held to Maturity, Loans and Receivables, Held for Trading, or Available for Sale. The Held to Maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and Receivables and Held to Maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as Held for Trading are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as Available for Sale and are measured at fair value with unrealized gains and losses, not affecting income, but reported in a new category in Shareholders’ equity called Other Comprehensive Income.

Section 3865 “Hedges” which replaces Accounting Guideline 13 “Hedging Relationships” requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in Other Comprehensive Income until the transaction being hedged affects net income.

Section 1530 “Other Comprehensive Income”, a new category in the Shareholders’ equity section, includes in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

The Company is in the process of assessing the impact of these new recommendations on its financial position, results of operations and cash flows.

Results of Operations

Revenue

2004 as compared to 2003

During the financial year ended December 31, 2004, the Company generated revenues of $15,808,999, an increase of 77% from revenues of $8,938,863 during the previous year.

Search revenues contributed the most to our growth in 2004; they increased by 67% to reach $9,676,181, as compared to $5,787,980 in the previous year. The search revenues were favourably affected by the Company’s positioning strategy and the industry’s strong growth. However our level of business with a major customer decreased steadily throughout 2004. Revenues from this customer totalled more than 2 million dollars in the first quarter of 2004, whereas they declined to approximately $325,000 in the last quarter of the year. This client has lost a significant business relation, which has in turn directly impacted our level of business with our client.

Ad Network revenues, excluding revenues from Digital Arrow, increased to $4,960,137, a 57% growth as compared to $3,150,883 in 2003. The growth is primarily due to an increase in unit pricing, a better product mix and an increase in the number of significant clients.

Finally, the increase in revenues for 2004 is also derived from our Digital Arrow subsidiary acquired on June 10, 2004. The sales for the seven-month period from June 1, 2004 to the end of 2004 amounted to $1,172,681.

The Company has two major customers from which 10% or more of total revenues are derived. In 2004, revenues from these customers represented 40% as compared to 41% and 24% in 2003 and 2002 respectively. As noted above, following the loss of a significant business relation of one of our major customers, our level of revenue with this customer has declined significantly throughout 2004. Although we believe that the sales volume with our client has stabilized in the last quarter of 2004, there can be no assurance that the Company will be able to retain either of these customers in the future. As at the date of these audited financial statements, with the exception of the above-mentioned item, there has been no other negative impact with these specific customers.

2003 as compared to 2002

Total revenues for 2003 grew by $4,716,511 or 112% from $4,222,352 in 2002 to $8,938,863 in 2003.

In 2003, the Internet electronic market conditions improved and the Company’s main two types of revenues increased; search services increased by $3,054,027 or 112% to $5,787,980 in 2003 compared to $2,733,953 in 2002. Graphic advertising increased also by $1,662,484 or 112% to $3,150,883 in 2003 compared to $1,488,399 in 2002 by fully integrating its acquisition of the assets of the focusIN business of ZAQ Inc. made on November 27, 2002.

Expenses

Search, graphic ad and e-mail serving

Search, graphic ad and e-mail serving which represent exclusively the bandwidth costs to deliver our services stand at $309,854, or 2% over revenues, compared with $305,951 in 2003 and $127,394 in 2002, each representing 3% over revenues for their respective years. The reduction in the percentage of expenses over revenues for 2004 is mainly due to the volume discount renegotiation of ISP fees following the integration of our search and graphic ad services. For 2003, the percentage of costs over revenues is similar to the previous year.

Marketing, sales and services

Marketing, sales and services consist primarily of partner payouts and media purchases, the salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses as well as the provision for doubtful account.

For the year ended December 31 2004, marketing, sales and services expense stands at $9,496,150, of which $7,178,125 or 45% over revenues is composed of partner payouts whereas for 2003 and 2002, these expense respectively stand at $5,285,957, of which $3,685,314 or 41% over revenues, is composed of partner payouts and $2,555,387, of which $1,478,917 or 35% over revenues is composed of partner payouts. In 2004, the increase of 4% of partner payout and media purchases expense over revenues reflects both the increase in outsourced e-mail marketing campaigns subsequent to the termination of an important business relationship with a supplier in the last quarter of 2004 and the competitive landscape for which business partners require higher payouts in order to maintain their relationship by providing user traffic or content on the Company’s online media properties. The increase of 6% of partner payout and media purchases expense over revenues from 2002 to 2003 is due to this competitive landscape as detailed above.

Marketing, sales and services, excluding partner payouts and media purchases totalled $2,318,025 or 15% over revenues for the year ended December 31, 2004 as compared with $1,600,643 or 18% over revenues the previous year and $1,076,470 or 25% over revenues for 2002. The improvement of the percentage of costs over revenues for 2004 as compared to the previous year as well as for 2003 as compared to 2002 mainly reflects the absorption of fixed costs over a higher revenue base. On a dollar basis, the increase in 2004 as compared to 2003 reflects primarily higher sales commission due to the growth of revenues, marketing and sales expense for Digital Arrow, which represents costs incurred for the seven months of operations, an increase in on-line marketing campaigns focused on attracting traffic to our metasearch engine as well as an increase in the charges paid for algorithmic content from other Search engines; a direct impact of the increased traffic to the Mamma.com metasearch engine.

In 2003, the increase on a dollar basis as compared to the previous year mainly reflects additions to our sales force personnel and therefore a raise in the cost of salaries and employment related expenses, increased commissions due to the growth in sales volume, and a higher allowance for doubtful account, also a consequence of the greater sales volume. In 2003, we also increased marketing efforts through attendance to various trade shows and, finally, due to our new partnership with an important content supplier, we incurred charges for algorithmic content to enhance the search results of our metasearch engine.

General and administrative

General and administrative expenses include the salaries and associated costs of employment of executive management and finance personnel, including stock-based compensation. These costs also include facility charges, investor relations related costs as well as legal, tax and accounting, consulting and professional service fees associated with operating our business.

General and administrative expenses increased to $3,771,658 as compared to $2,255,099 in the previous year and $1,978,130 in 2002. In 2004, the increase of $1,516,559 as compared to 2003 is mainly due to the following items: professional fees of approximately $410,000 incurred for the SEC inquiry; $260,000 of non-cash expense related to issued warrants to the investment banker, an increase of approximately $245,000 in stock-based compensations costs mainly due to the issuance of new options; an increase in salaries and benefits of approximately $132,000 which mainly reflects the normal raise in salaries, increased incentive compensation since the Company attained required performance and new headcount in order to meet SOX 404 requirements; an increase of approximately $100,000 in the compensation for the board members, mainly due to the costs of fringe benefits on stock options exercised in 2004 and additional consulting fees paid to our Executive Chairman; an increase in annual audit fees and review of quarterly financial statements for approximately $210,000 compensated by a decline in legal fees of $119,000 following the conclusion of two legal claims against the Company in 2002; and finally $204,000 of general and administrative expenses for Digital Arrow, which represents costs incurred for the seven months of operations.

In 2003, general and administrative expenses increased by $276,969 as compared to 2002. The rise in expenses is primarily attributable to salaries and other benefits which increased by $291,000 mainly due to an increase in incentive compensation due to the improvement of the financial results as compared to 2002 and expensing of stock-based compensation in 2003. Consulting fees increased by approximately $130,000 reflecting a full year’s compensation for the board members in 2003 and an increase of the CEO’s fee. Directors and officers insurance increased by $41,000 in 2003 due to higher risk for corporations listed on the NASDAQ. These increases were partially off set by non-recurring elements in 2002 such as the inclusion of $410,000 in legal fees in 2002 due to settlements of two outstanding legal claims partially offset by a reduction of expenses of the master option agreement for $195,000.

Product development and technical support

Product development and technical support costs include the salaries and associated costs of employment of our technical team including administrative related functions involved in the development and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits and future benefit of non-refundable tax credits are also recorded against product development and technical support expenses.

Product development and technical support expenses reached $891,540 in 2004, as compared to $599,383 in the previous year and $534,324 in 2002. The increase of $292,157 in 2004 as compared to 2003 primarily includes additional salary and benefits from the growth in headcount, increased benefits due to the exercise of stock options and consulting fees incurred to enhance our metasearch engine. For the year ended December 31, 2004, we recorded R&D tax credits and future benefit of non-refundable tax credits of $85,639 as compared to $113,516 and $1,297 in 2003 and 2002 respectively.

In 2003, the increase of $65,059 as compared to 2002 is attributable primarily to an increase in salaries due to increased needs on improving new features and normal salary increase.

Amortization of property, plant and equipment

Amortization of property, plant and equipment stands at $146,621 for the year ended December 31, 2004 compared to $140,090 in 2003 and $148,435 in 2002. The slight increase in 2004 reflects the amortization of the assets of Digital Arrow partially offset by the normal decrease of the assets net book value. Acquisition of property, plant and equipment, excluding those acquired through business acquisitions, total $70,284 in 2004, $47,432 in 2003 and $48,875 in 2002. The increase in 2004 mainly reflects the purchase of computer equipment for the renewal of our local network.

Amortization of intangible assets

Amortization of intangible assets increased to $377,583 in 2004 compared with $178,509 in 2003 and $38,196 in 2002. The increase of $199,074 in 2004 relates to the acquisition of the intangible assets of Digital Arrow acquired on June 10, 2004. The intangible assets total $1,442,831 and they are being amortized on a straight-line basis over 4 years.

The increase of $140,313 from 2002 to 2003, relates to the acquisition of the focusIN Brand name, technology and customer lists on November 27, 2002. The intangible assets total $894,539 and they are being amortized on a straight-line basis over 5 years for brand names and acquired technology whereas the customer lists are amortized over 10 years.

Interest income

Interest income increased in 2004 to $233,059 from $15,869 in 2003 and $54,170 in 2002. The increase for the current year primarily reflects the interest earned on cash and cash equivalents following the issuance of capital stock. On June 30, 2004, the Company realized a private placement where the net proceeds totalled $15,541,162. The remaining issuance of capital stock relates to the exercise of employee stock options and warrants.

The small decrease of interest of $38,301 for 2003 as compared to 2002 is mainly due a decline in annual interest rates and fluctuations of average cash and cash equivalents.

Loss on foreign exchange

Loss on foreign exchange stands at $68,275 for the year ended December 31, 2004 compared to $210,888 in 2003 and $12,536 in 2002. The improvement in 2004 as compared to the previous year mainly reflects the change in functional currency, from the Canadian dollar to the U.S. dollar, for the Company’s wholly owned subsidiary, Mamma.com Enterprises Inc. The details of the change in functional currency are described in note 4 of the present audited financial statements. The increase in the loss on foreign exchange for 2003 as compared to 2002 is a factor of the sharp decline in the U.S. dollar exchange rate from the beginning of 2003 as compared to the end of the year.

Restructuring charges (recovery)

In 2002, $70,453 of charges related to the restructuring of the investment management segment, segment which existed as of that date, were reversed due to an over-accrual of estimated sub-leasing charges of the principal executive offices that were not needed due to the cancellation of corporate obligations.

Segment information

Beginning on the first quarter of 2004, the Company has changed the way in which it evaluates the performance of the business such that the Company now has only one reporting segment. Prior to this year, the Company had two reportable segments: Investment Management and Media Solutions. In 2003, the Company decided to concentrate exclusively on its Media Solutions service, consequently in 2003, the Company divested its interest in IBT, its wireless billing subsidiary, which is presented as discontinued operations since the third quarter of 2003 and the Company no longer performs investment activities, our remaining investments reflect minority interest in Companies which were acquired prior to 2003.

Unrealized loss on investments and write-down of advances

As at December 31, 2004, based on its assessment of the fair value of the Company’s investment in LTRIM Technologies Inc., the Company concluded that its investment had suffered a loss in value other than a temporary decline and therefore recorded a write-down of $365,286.

In 2002, based on its assessment of the economic value of its marketable securities and an other than temporary decline in the value of its long-term investments, the Company recorded an unrealized loss on marketable securities, investments and write-down of advances totalling $82,616.

As at December 31, 2004, all marketable securities had been sold and all investments and advances had been written-down to nil except for the investment of $720,000 in LTRIM Technologies Inc.

Income taxes (recovery)

The provision for current and future income taxes is $554,680 in 2004 as compared to a recovery of income taxes of $77,636 in 2003 and $273,782 in 2002.

The provision for income taxes is due to the utilization of non-capital losses for which future income taxes have been previously recorded.

In 2003, the media solutions segment which represented a separate legal entity (Mamma.com Enterprises Inc.) recorded a net future recovery of income taxes of $77,636 which included a standard tax provision on earnings of $460,456 (representing earnings for 2003 of $1,466,909 at a current taxable rate of 31.4%) and a tax recovery of $538,092 which represented the total outstanding amount of prior year losses that the media solutions segment expects to use in the future. In 2003, after two consecutive years of profitability for the segment and profitability expectations forecasted for 2004, management determined that it was more likely than not that the future tax assets would be realized.

In 2002, the media solutions segment recorded a future recovery of income taxes of $271,464, which represented the tax value of prior year losses that the segment expected to realize in the next twelve months based on the 2003 budget. These losses were finally absorbed against the tax provision of 2003 mentioned in the previous paragraph. It is appropriate under Canadian and US GAAP to record this asset if the more likely than not criteria is met.

Results of discontinued operations

In July 2003, the board of directors of the Company approved and committed to a plan to divest its telecommunications segment in order to concentrate exclusively on its profitable and growing media solutions segment. Therefore, since this date, IBT is presented as discontinued operations and the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations, cash flows under a one line.

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The remaining assets and liabilities consist primarily of trade accounts receivable and payable existing at the date of the disposal. The Company expects to collect these accounts receivables and pay its liabilities of IBT and has segregated them on the consolidated balance sheets.

In 2004 the results of discontinued operations totalling $1,043,996 primarily consists of the gain on disposal of the assets of IBT. In 2003, IBT generated revenues of $6,493,986 and had expenses before taxes of $6,526,206 compared to revenues of $7,602,630 and expenses before taxes of $7,136,746 in 2002. In 2003, no new contract had been signed explaining the reduction of revenues and during the same year, IBT terminated employees and reduced expenses in response to lower revenue activities. In 2003, IBT recorded a tax provision of $267,833 to reflect a likely reassessment of R&D deductions claimed by the UK operation in prior years.

The Company may be entitled to additional consideration of up to a maximum of $250,000 should certain events occur or conditions be met. As of December 31, 2004, an amount of $100,000 of such contingent consideration had been earned by the Company and recorded in results of discontinued operations.

Earnings (loss) for the year

In accordance with Canadian GAAP, earnings from continuing operations total $60,411 ($0.01 per share) in 2004, $88,990 ($0.01 per share) in 2003, compared with a loss from continuing operations of $782,878 ($0.18 per share) in 2002. For 2004 and 2003, there is no difference between earnings (loss) from continuing operations or earnings (loss) under US GAAP as compared to Canadian GAAP. For 2002, differences between Canadian GAAP and US GAAP arise from different accounting treatments of stock-based compensation costs and unrealized losses on marketable securities.

Liquidity and capital resources

As at December 31, 2004, the Company had liquidities of $27,631,244 which were composed of $20,609,089 in cash and cash equivalents, $148,000 of restricted cash and $6,874,155 in temporary investments compared to $4,489,077 in 2003 which consisted mainly of cash and cash equivalents of $4,465,901 with temporary investments of $23,176. For the year ended December 31, 2004, working capital stood at $27,528,003 compared to $4,351,746 for the previous year.

Operating activities generated cash of $1,006,093 in 2004 compared to requiring cash of $61,957 in 2003, and generating cash of $729,090 in 2002. In 2004, adjustments for non-cash items such as future income taxes of $400,855, amortization of intangible assets and amortization of property, plant and equipment of $377,583 and $146,621 respectively, write-down of investment of $365,286, stock-based compensation costs of $281,367 and financial fees paid by issuance of capital stock and warrants of $260,301 mainly explain the positive cash flows. The net change in non-cash working capital items partially offset the above-mentioned items mainly due to an increase in our accounts receivable, a direct result of the growth of our sales. However, discontinued operations partially offset positive cash flows from continuing operations by $838,668. The cash used for operating activities from discontinued operations is primarily generated by the net change in non-cash working capital items mainly due to a decrease in accounts payable and accrued liabilities and income taxes payable.

In 2003, operating activities used cash of $61,957 mainly due to the fact that the accounts receivable increased by $1,033,078 during the year due to increased revenues offset by cash flow from operating activities of discontinued operations of $479,852.

Investing activities required cash of $6,495,722, $95,167 and $1,774,315 in 2004, 2003 and 2002 respectively. The use of cash in 2004 mainly reflects the net increase in short-term investments of $6,850,979 composed of commercial paper with maturity dates in excess of 90 days and the acquisition of Digital Arrow on June 10, 2004 for a cash consideration of $1,264,210, partially compensated by cash from discontinued operations of $1,699,185, which reflects the cash consideration for the sale of the assets of IBT. The cash required for investing activities in 2002 is primarily due to the acquisition of focusIN assets for a cash consideration of $1,625,151.

Financing activities generated $21,701,442 in 2004 compared to $585,598 in 2003 and $2,475,251 in 2002. Financing activities consisted mainly of issuance of common shares and warrants through several private placements and exercised options.

The Company considers that cash and cash equivalents as at December 31, 2004 will be sufficient to meet normal operating requirements throughout 2005. Cash and cash equivalent balances may be used to fund strategic acquisitions of other companies that are complementary to our business. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Concentration of credit risk with customers

As at December 31, 2004, four customers represented 33% of net trade accounts receivable compared with 57% for the previous year resulting in a significant concentration of credit risk. Management monitors closely the evolution of these customers in order to be rapidly informed of any potential problems. These customers generally have paid receivables as per the commercial agreement, however we cannot assure that they will continue to do so in the future. The Company also monitors the other accounts receivable and there is no indication of material credit risk deterioration.

Off balance sheet arrangements

As at December 31, 2004, the Company has no off balance sheet arrangements.

Contractual obligations, contingent liabilities and commitments

The following table summarizes our contractual obligations as at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Years:	Operating leases $

2005	154,000
2006	114,000
2007	114,000
2008	114,000
2009	114,000
Thereafter	19,000

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Risks and uncertainties

While Mamma.com’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2004, approximately 29% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 33% and 8% of our revenues in 2003 and 16% and 8% of our revenues in 2002. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Mamma.com in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

We are the subject of an SEC investigation which may depress the market price for our Common Shares, reduce the liquidity of the Common Shares’ trading market and negatively affect our results of operations.

We are the subject of an SEC investigation. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation or our internal fact finding could have a negative impact on our Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of its Common Shares and negatively affect its results of operations.

Expenses relating to the SEC investigation and the activities of our Special Independent Committee could negatively affect our results of operations.

Our legal, public relations and accounting expenses have increased considerably with estimated additional expenses in the first quarter of 2005 of approximately $1 million reflecting costs associated with responding to the SEC investigation. In addition, the independent investigation by our Special Independent Committee incurred costs of approximately one-half million dollars. These expenses will adversely impact our first quarter 2005 results. While we are not able to estimate, at this time, the amount of the expenses that we will incur in future connection with the investigation, we expect that they may continue to be significant.

Adverse results in purported securities class action lawsuits could result in significant damages and adversely affect the Company’s financial condition and results of operation.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the United States District Court, Southern District of New York against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Securities Exchange Act of 1934 for purportedly failing to disclose and misrepresenting certain allegedly material facts relative the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumors and newspaper reports. The Company denies the allegations against it, believes that the purported claims are without merit, and intends to defend itself vigorously. Nevertheless, a finding of liability of the Company in any of these class action lawsuits could result in significant damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our co-branded web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these co-branded web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, web search and other services to members of our co-branded partner web sites. We expect the percentage of our net revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our net revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our co-branded web site partners decide to use a competitor’s or their own web search or advertising services, our net revenues would decline.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo and Google, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our growth rates to decline and anticipate downward pressure on our operating margin in the future.

We expect that in the future our revenue growth rate will decline and anticipate that there will be downward pressure on our operating margin. We believe our revenue growth rate will decline as a result of anticipated changes to our advertising program revenue mix, increasing competition and the inevitable decline in growth rates as our net revenues increase to higher levels. We believe our operating margin will decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our net revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our net revenues generated from our co-branded partner web sites. The margin on revenues we generate from our co-branded partner web sites is generally significantly less than the margin on revenues we generate from advertising on our web sites. Additionally, the margin we earn on revenues generated from our co-branded partner web sites could decrease in the future if our co-branded partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and co-branded web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and co-branded web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

We generate all of our revenues from advertising, and the reduction of spending by or loss of advertisers could seriously harm our business.

We generated all of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

We face significant competition from Microsoft, Yahoo and Google.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo and Google. Microsoft has announced plans to develop a new web search technology that may make web search a more integrated part of the Windows operating system. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo and Google have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo or Google are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our net revenues.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the twelve-month period ended December 31, 2004, the closing per share price of our Common Shares has varied from $3.26 to $15.90. During that same period, the daily trading volume of our Common Shares has varied between 27,000 and 68,314,304 with an average daily trading of 2,806,539 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ SmallCap Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

We and our operating companies may be subject to infringement or liability claims. From time to time, we have been, and expect to continue to be, subject to third party claims in the ordinary course of business. Any such claims may damage our business, including by (i) subjecting us to significant liability for damages, (ii) resulting in invalidation of our proprietary rights, (iii) being time-consuming and expensive to defend even if such claims are not meritorious; and (iv) resulting in the diversion of management’s time and attention. Liability claims may also arise in relation to business conducted via and information retrieved from the Internet, including claims for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of materials or the transaction of business via the Internet. Although we, via their contractual arrangements, seek to limit the scope of potential claims, there can be no assurance that any such contractual arrangements will adequately protect us against such claims.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003. Working capital may be inadequate.

Prior to December 31, 2004, we have reported net losses and net losses per share in each of the previous five years. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. On June 30, 2004, we sold in a $16.6 million private placement an aggregate of 1,515,980 Common Shares. Investors also received warrants to purchase an additional 606,392 shares of common stock at a price of $15.82 per share. The warrants will be exercisable beginning six months after the closing date, and will have a term of five years from the closing date. Management considers that cash and cash equivalents as at December 31, 2004 will be sufficient to meet normal operating requirements throughout 2005. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill consequently, our goodwill, which amounts to approximately $1.4M as at December 31, 2004, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property, plant and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.4M as at December 31, 2004, may be written-down in the future.

Minority interest in LTRIM may be written-down in the future.

During the past years, we acquired minority interests in companies that develop and market analog integrated circuit products, new media and telecommunications sectors as a technology incubator. In February 2001, we announced a moratorium on new incubator activities. On a regular basis, we reassess our minority interests to determine if there is other than temporary decline in its value. All our minority interests, except the investment in LTRIM Technologies Inc. (“LTRIM”), have been written-down to nil as of December 31, 2002. LTRIM is a corporation in the development stage and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this minority interest. Consequently, our investment in LTRIM, which has been written-down to $720,000 in 2004, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct on-line Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. In particular, the United States government recently enacted the CAN SPAM Act of 2003 that, among other matters, regulates certain aspects of e-mail marketing, such as the opt-in e-mail marketing our Digital Arrow subsidiary engages in. Among other things, the CAN SPAM Act requires e-mail marketers to maintain specific procedures as to who can be sent e-mail solicitations and what must be done when an Internet user “opts out” of further e-mailings. The enactment of any additional laws or regulations in Canada or the United States, or any state or province of either of them may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at December 31, 2004, we had 646,392 warrants and 461,334 stock options outstanding. As at December 31, 2004, the exercise prices of some of our outstanding options, but none of our outstanding warrants, issued pursuant to our stock option plan are lower than the market price of our Common Shares. While the market value of the Common Shares is above the respective exercise prices of some or all the warrants and options, their exercise could result in the issuance of up to an additional 1,107,726 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

We have never paid dividends on any class of our shares. Our management anticipates that any earnings generated from our operations will be used to finance our working capital and potential market expansion opportunities and that for the foreseeable future cash dividends will not be paid to holders of the Common Shares.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.mammainc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Selected Annual Information

(In  thousand of US dollars, except per share data in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2004 $	2003 $	2002 $

Revenue	15,809	8,939	4,222
Earnings (loss) from continuing operations	60	89	(783)
Results of discontinued operations, net of income taxes	1,044	(300)	466
Net earnings (loss) for the year	1,104	(211)	(317)
Earnings (loss) per share from continuing operations
Basic	0.01	0.01	(0.18)
Diluted	0.01	0.01	(0.18)
Net earnings (loss) per share
Basic	0.10	(0.03)	(0.07)
Diluted	0.10	(0.03)	(0.07)
Total assets	35,166	11,736	9,971

Quarterly Financial Highlights

(In thousand of US dollars, except per share data in accordance with generally accepted accounting principles in Canada)

	2004				2003 restated
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenue	3,869	3,764	3,964	4,212	3,057	1,983	2,110	1,789
Earnings (loss) from continuing
operations	(705)	240	116	409	855	(143)	(305)	(318)
Results of discontinued operations,
net of income taxes	33	44	(8)	975	(701)	328	(138)	211
Net earnings (loss) for the period	(672)	284	108	1,384	154	185	(443)	(107)
Earnings (loss) per share from
continuing operations
Basic	(0.06)	0.02	0.01	0.05	0.10	(0.02)	(0.05)	(0.05)
Diluted	(0.06)	0.02	0.01	0.04	0.10	(0.02)	(0.05)	(0.05)
Net earnings (loss) per share
Basic	(0.05)	0.02	0.01	0.17	0.02	0.03	(0.07)	(0.02)
Diluted	(0.05)	0.02	0.01	0.14	0.02	0.03	(0.07)	(0.02)